The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.
Subject to completion dated December 14, 2005.

PRELIMINARY PRICING SUPPLEMENT NO. 11 dated [ ● ], 2005
to Prospectus Supplement and Prospectus dated July 1, 2005 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule 424(b)(3) Registration No. 333-124095
3.5-Year Notes linked to a Basket
of Twenty Stocks in the Housing Sector
         This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (F.IBCA)

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$[ ● ]

Face Amount of each note:	$1,000.00

CUSIP No.:	28264QBE3

Common Code:	US28264QBE35

ISIN:	023885468

	Issue price to	Discounts and
	public	commissions	Proceeds to us

Per note:	[ ● ]%	[ ● ]%	[ ● ]%
Total:	$[ ● ]	$[ ● ]	$[ ● ]

Agent:	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005 Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB

The agents may make sales through their affiliates or selling agents.

Agent acting in the capacity as:	Principal

Dealer:	GunnAllen Financial, Inc.

Trade Date:	[December 29, 2005]

Original Issue Date:	[January 4, 2006]

Maturity Date:	[July 7, 2009], subject to adjustment in the event of a Market Disruption Event on the Determination Date, in which case the Maturity Date will be the fifth Business Day following the Determination Date, as so postponed.

Index linked note:	Yes. The Index is a basket of stocks initially composed of the common stock of the following 20 companies (each a basket stock, and together, the basket stocks):

Company	Trading Symbol	Exchange

Accredited Home Lenders Holding Co.	LEND	NASDAQ
Beazer Homes USA, Inc.	BZH	NYSE
Centex Corporation	CTX	NYSE
Countrywide Financial Corp.	CFC	NYSE
D.R. Horton, Inc.	DHI	NYSE
Fidelity National Financial, Inc.	FNF	NYSE
Golden West Financial Corp.	GDW	NYSE
Hovnanian Enterprises, Inc. (Class A)	HOV	NYSE
IndyMac Bancorp, Inc.	NDE	NYSE
KB Home	KBH	NYSE
Lennar Corp.	LEN	NYSE
MGIC Investment Corp.	MTG	NYSE
Meritage Homes Corporation	MTH	NYSE
The PMI Group, Inc.	PMI	NYSE
Pulte Homes, Inc.	PHM	NYSE
Radian Group, Inc.	RDN	NYSE
The Ryland Group, Inc.	RYL	NYSE
Standard Pacific Corp.	SPF	NYSE
The St. Joe Company	JOE	NYSE
Toll Brothers, Inc.	TOL	NYSE

The Index is initially composed of equal values of each basket stock, with the weight of each basket stock included in the Index (that is, the relative number of shares used to calculate the Initial Reference Level) being calculated by dividing (1) one-twentieth of the Initial Reference Level by (2) the closing price of such basket stock quoted by the Relevant Exchange on the Trade Date. The weight of any basket stock will remain constant for the term of the notes unless adjusted for certain events relating to the issuer of that basket stock. See “Adjustment Events” below.

Redemption Amount:	The Redemption Amount you will be entitled to receive on the Maturity Date in respect of each note that you hold will be $1,000.00 x (1 + ((Initial Reference Level - Final Reference Level)/Initial Reference Level)), subject to a minimum of $1,000.00.

Initial Reference Level:	100.00

Final Reference Level:	The arithmetic average of the sum of the products of (1) the closing price of each basket stock quoted by the Relevant Exchange and (2) the weight of such basket stock on each Determination Date (each a Monthly Valuation). Each Monthly Valuation shall be determined by the calculation agent in its sole discretion on the relevant Determination Date. The Final Reference Level shall be determined by the calculation agent in its sole discretion on the final Determination Date.

Determination Dates:	The 29th day of each month from and including January 2006 to and including June 2009, unless any such day is not a Trading Day, in which case the relevant Determination Date will be the next day that is a Trading Day. In the case of February 2006, February 2007 and February 2009, the relevant Determination Date shall be the 28th day of the relevant month.

If a Market Disruption Event occurs or is continuing on a Determination Date, then that Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect, but in no event will a Determination Date be postponed by more than five Trading Days. If a Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be a Determination Date. If the calculation agent determines that a Monthly Valuation or the Final Reference Level is not available on a Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Monthly Valuation or the Final Reference Level by determining in its sole discretion the price of the basket stocks that would have prevailed but for the occurrence of a Market Disruption Event as of that fifth Trading Day, having regard to the then prevailing market conditions, the last reported, published or traded price of the basket stocks and other such factors as the calculation agent in its sole discretion considers relevant.

Relevant Exchange:	The primary organized U.S. securities exchanges or trading markets for the basket stocks as determined by the calculation agent in its sole discretion. The Relevant Exchanges at the Trade Date are the New York Stock Exchange (NYSE) and the NASDAQ National Market (NASDAQ).

Market Disruption Event:	Any of the following will be a Market Disruption Event:

• the occurrence or existence (as determined by the calculation agent in its sole discretion) on any Trading Day at any time during the one-half hour period prior to the scheduled closing time of the Relevant Exchange of

(a) any suspension of, limitation imposed on or impairment occurring with respect to, (1) trading in any basket stock on the Relevant Exchange or any other exchange on which any of the basket stocks are listed or quoted or (2) trading in any options or futures contracts on or relating to any of the basket stocks on any exchange on which those contracts are traded, in either case whether by reason of movements in price exceeding limits permitted by that exchange or quotation system or otherwise, or

(b) any event that disrupts the ability of market participants in general to effect transactions in any of the basket stocks on the Relevant Exchange or in options or futures contracts on or relating to any of the basket stocks on any exchange on which those contracts are traded. Such disruptions may include, but are not limited to (1) the temporary closure and re-opening of that exchange, (2) a systems failure of the trading, communications and connectivity systems to that exchange and (3) a relocation of trading of any of the basket stocks from the Relevant Exchange to another exchange or quotation system, or

• the closure on any Trading Day of the Relevant Exchange, or any exchange or quotation system on which options or futures contracts on or relating to any of the basket stocks are traded, prior to its scheduled closing time if the calculation agent in its sole discretion determines that earlier closing has an effect on the trading market for the relevant basket stock (or for options or futures contracts on or relating to the relevant basket stock). For this purpose, a “scheduled closing time” is any regular weekday closing time or any other closing time announced by the exchange if such closing time is announced not less than one hour before the regular weekday closing time of the that exchange or quotation system, or

• a general moratorium is declared in respect of banking activities in the country of incorporation of the issuer of any of the basket stocks,

and, in the determination of the calculation agent in its sole discretion, any of the foregoing is material. In determining what is “material” the calculation agent may have regard to such circumstances as it in its sole discretion deems appropriate, including any hedging arrangements we the agents or any of their affiliates may have in relation to the notes.

A limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or quotation system, but a limitation on trading imposed during the course of the day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or quotation system may, if determined by the calculation agent in its sole discretion to be material, constitute a Market Disruption Event.

The calculation agent will as soon as practicable notify us, The Bank of New York, as trustee for the notes, the Depository Trust Company and Deutsche Bank Securities Inc. of the occurrence of a Market Disruption Event on any day that, but for the occurrence of a Market Disruption Event, would have been the Determination Date.

Adjustment Events:	An Adjustment Event will be any of the following: Potential Adjustment Event, Merger Event, Delisting, Nationalization or Insolvency, each as defined below.

Potential Adjustment Event

Any of the following will be a Potential Adjustment Event:

• a subdivision, consolidation or reclassification of any of the basket stocks (unless a Merger Event, as defined below) or a free distribution or dividend of any of the basket stocks to existing holders by way of bonus, capitalization or similar issue,

• a distribution or dividend to existing holders of any of the basket stocks of (a) shares in the relevant basket stock, (b) other share capital or securities granting the right to payment of dividends or the proceeds of liquidation of the issuer of any of the basket stocks equally or proportionately with such payments to holders of the relevant basket stocks, (c) share capital or other securities of another issuer acquired by the issuer of any of the basket stocks as a result of a “spin-off” or other similar transaction or (d) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the calculation agent in its sole discretion,

• an extraordinary dividend by the issuer of any one of the basket stocks,

• a call by the issuer of any of the basket stocks in respect of shares in the relevant basket stock that are not fully paid,

• a repurchase by or on behalf of the issuer of any of the basket stocks or any of its subsidiaries of shares in the relevant basket stock, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise,

• in respect of the issuer of any of the basket stocks, an event that results in any shareholder rights being distributed or becoming separated from the shares of common stock or other shares of the capital stock of the issuer of the relevant basket stock pursuant to a shareholder rights plan or arrangement directed against hostile takeovers that provides upon the occurrence of certain events for a distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value, as determined by the calculation agent in its sole discretion, provided that any adjustment effected as a result of such an event shall be readjusted upon any redemption of such rights,

• the occurrence of a tender offer by any entity or person to purchase more than 10% but less than 50% of the outstanding voting shares of any class of shares of the issuer of any of the basket stocks, as determined by the calculation agent in its sole discretion based upon filings with governmental agencies or the nature and term of the tender offer, and

• any other event that may have, in the opinion of the calculation agent in its sole discretion, a dilutive or concentrative or other effect on the theoretical value of any of the basket stocks.

Following the declaration by the issuer of any of the basket stocks of the terms of any Potential Adjustment Event, the calculation agent will determine in its sole discretion whether that Potential Adjustment Event has a dilutive or concentrative or other effect on the theoretical value of the relevant basket stock and, if so, will:

• make the corresponding adjustment, if any, to any one or more of the Initial Reference Level or any Monthly Valuation, as applicable, as the calculation agent in its sole discretion determines appropriate to account for that dilutive or concentrative or other effect, and

• determine the effective date of that adjustment.

The calculation agent may, but need not, determine the appropriate adjustment by reference to the adjustment in respect of that Potential Adjustment Event made by an exchange or quotation system to options contracts or futures contracts on the any of the basket stocks traded on that exchange or quotation system.

Upon making any such adjustment, the calculation agent will as soon as practicable notify us, The Bank of New York as Trustee and Deutsche Bank Securities Inc. stating the adjustment made to the Initial Reference Level or any Monthly Valuation, as applicable, and giving brief details of the Potential Adjustment Event.

Merger Event

Merger Event means, in relation to any of the issuers of the basket stocks, any:

• reclassification of or change to the relevant basket stock that results in a transfer of or an irrevocable commitment to transfer all holdings of outstanding shares in the relevant basket stock,

• consolidation, amalgamation or merger of the issuer of any of the basket stock with or into another entity other than a consolidation, amalgamation or merger in which the issuer of the relevant basket stock is the continuing entity and which does not result in a reclassification of or change to the shares in the relevant basket stock, or

• other takeover offer for the issuer of any of the basket stocks that results in a transfer of or an irrevocable commitment to transfer all the shares in the relevant basket stock (other than holdings of shares in the relevant basket stock owned or controlled by the offeror), in each case if the Merger Date is on or before the Determination Date.

In respect of each Merger Event, the following terms have the meanings given below:

• Merger Date means the date upon which all holders of the shares in the relevant basket stock (other than, in the case of a takeover offer, holdings of shares in the relevant basket stock owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their holdings of shares in the relevant basket stock.

• Share-for-Share means that the consideration for the shares in the relevant basket stock consists or, at the option of the holder of the shares in the relevant basket stock, may consist, solely of common shares of the offeror or of a third party other than shares in the relevant basket stock (New Shares) issued in connection with the merger,

• Share-for-Other means that the consideration for the shares in the relevant basket stock consists solely of cash or any securities other than New Shares or assets, whether those of the offeror or of a third party, and

• Share-for-Combined means that the consideration for the shares in the relevant basket stock consists of cash or any securities, including New Shares, or assets, whether those of the offeror or of a third party.

If a Share-for-Share Merger Event or a Share-for-Combined Merger Event occurs in relation to the shares in the relevant basket stock and the issuer of the New Shares is not the issuer of the shares in the relevant basket stock, then, on or after the relevant Merger Date, the calculation agent in its sole discretion will redefine the common stock of the relevant basket stock to include the relevant quantity of the New Shares to which a holder of shares in the relevant basket stock immediately prior to the occurrence of the Merger Event would be entitled upon consummation of the Merger Event, whereupon:

• the New Shares will be deemed to be the shares in the relevant basket stock,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the New Shares so that the ratio of the Spot Price (as defined below) of the New Shares to the Initial Reference Level of the New Shares equals the ratio of the Spot Price for the shares in the relevant basket stock to the Initial Reference Level for the shares in the relevant basket stock immediately prior to the occurrence of the Merger Event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Spot Price means:

• in relation to any of the basket stocks, the last official reported price for the relevant basket stock on the Relevant Exchange, as determined by or on behalf of the calculation agent in its sole discretion, immediately prior to the relevant Delisting, Merger Event, Nationalization or Insolvency, and

• in relation to a Replacement Share or a New Share, the official closing price for those shares on their primary market of trading, as determined by the calculation agent in its sole discretion, on the first Trading Day following the relevant Delisting, Merger Event, Nationalization or Insolvency.

If a Share-for-Other Merger Event, a Share-for-Share Merger Event or a Share-for-Combined Merger Event where the issuer of the New Shares is the issuer of shares in the relevant basket stock occurs in relation to the relevant basket stock, then, on or after the relevant Merger Date, the calculation agent in its sole discretion will adjust the index of basket stocks by substituting the relevant basket stock with another stock selected by the calculation agent in its sole discretion (the Replacement Stock) upon consummation of the Merger Event, whereupon:

• the Replacement Stock will be deemed to be the relevant basket stock,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the Replacement Stock so that the ratio of the

Spot Price of the Replacement Stock to the Initial Reference Level of the Replacement Stock equals the ratio of the Spot Price for the relevant basket stock to the Initial Reference Level for the relevant basket stock immediately prior to the occurrence of the Merger Event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Delisting, Nationalization or Insolvency

Delisting means, in relation to any of the basket stocks, that the relevant basket stock ceases, for any reason, to be listed on the Relevant Exchange and, as of the date of delisting, is not listed on another recognized exchange or quotation system acceptable to the calculation agent in its sole discretion.

Nationalization means that all the shares of any of the basket stock or all or substantially all the assets of the issuer of any of the basket stocks are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority, entity or instrumentality thereof.

Insolvency means, in relation to any of the basket stocks, that, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting the issuer of any of the basket stocks, (a) all holdings of the relevant basket stock are required to be transferred to a trustee, liquidator or other similar official or (b) holdings of the relevant basket stock become subject to a legal prohibition on their transfer. If a Delisting, Nationalization or Insolvency occurs in relation to any of the basket stocks, the calculation agent in its sole discretion will substitute the relevant basket stock with Replacement Stock on the effective date of that event, whereupon:

• the Replacement Stock will be deemed to be the relevant basket stock,

• the calculation agent in its sole discretion will adjust the Initial Reference Level for the Replacement Stock so that the ratio of the Spot Price of the Replacement Stock to the Initial Reference Level of the relevant basket stock equals the ratio of the Spot Price for the relevant basket stock to the Initial Reference Level for the relevant basket stock immediately prior to the occurrence of that event, and

• if necessary, the calculation agent in its sole discretion will adjust any other relevant terms accordingly.

Upon the occurrence of a Merger Event, Delisting, Nationalization or Insolvency, the calculation agent will as soon as practicable notify us, The Bank of New York and Deutsche Bank Securities Inc. of the occurrence of the Merger Event, Delisting, Nationalization or Insolvency, as the case may be, giving details thereof and the action proposed to be taken in relation thereto.

Calculation agent:	Deutsche Bank AG London

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:	A day on which the Relevant Exchanges are (or, but for the occurrence of a Market Disruption Event, would have been) open for trading, except for any day on which trading on a Relevant Exchanges is scheduled to close prior to its regular weekday closing time.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00

Form of notes:	Book-entry

Listing:	None

Failure to pay Redemption Amount when due:	In the event we fail to pay the Redemption Amount on the Maturity Date, as applicable, any overdue payment in respect of the Redemption Amount of any note will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the calculation agent in its sole discretion. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner.

Other:	The notes are not renewable notes, asset linked notes, exchangeable notes, amortizing notes or zero coupon notes, each as described in the prospectus supplement. The notes do not pay interest, will not be issued with an original issue discount, and there is no optional redemption or extension of maturity in connection with the notes.
      Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS
      Unlike ordinary debt securities, the return on the notes depends on changes in value of a basket of equity securities. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the basket stocks and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket of stocks or any component basket stock. You should carefully consider the following risks before investing in the notes.
Each note may not pay more than the Face Amount of each note at maturity.
      If the Final Reference Level is more than or equal to 100.00, you will receive only the Face Amount of each note you hold at maturity. There can be no assurance that you will receive at maturity an amount in excess of the Face Amount of the notes you hold.
You may lose part of your investment if you sell the notes in the secondary market.
      You may lose part of your investment if you sell the notes in the secondary market before they are redeemed. Even if the Redemption Amount is greater than the price you paid for the notes, it may, even taking into account the interest payable on the notes, not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.
Changes in the value of one or more of the basket stocks may offset each other.
      Price movements in the basket stocks may not correlate with each other. At a time when the value of one or more of the basket stocks decreases, the value of one ore more of the other basket stocks may not decrease as much or may even increase in value. Therefore, in calculating the value of the basket stocks on a Determination Date, decreases in the value of one or more of the basket stocks may be moderated, or wholly offset, by lesser decreases or increases in the value of one or more of the other basket stocks. Because the Final Reference Level is based on the average of the Monthly Valuations calculated on each Determination Date during the term of the notes, it is possible that an increase in the value of the basket stocks on any one Determination Date could more than offset declines in the value of the basket stocks on other Determination Dates. You can review the historical prices of each of the basket stocks under “Description of Notes — Historical Information.” You cannot predict the future performance of any of the basket stocks or of the basket as a whole, or whether decreases in the prices of any of the basket stocks will be offset by increases in the prices of other basket stocks, based on their historical performance.
There are risks associated with a sector investment.
      The performance of the notes is dependent upon the performance of twenty stocks in a particular sector of the economy — namely, the housing industry. Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence than in a more broadly diversified group of issuers.
The basket stocks are not necessarily representative of the housing sector.
      Although the issuers of the basket stocks have varying market capitalizations, the performance of the Index may not correlate with the entire performance of the entire housing sector. The Index may increase in value even if the sector as a whole declines in value. Furthermore, one or more of the issuers of the basket stocks may engage in new lines of business or cease to be involved in the housing sector. Subject to antidilution adjustments for specific corporate events relating to a particular issuer, the Index is a static basket, and the basket stocks will not vary even if one or more of the issuers of the basket stocks are no longer engaged in the industry.

Consolidation within the housing sector and other corporate events may alter the composition of the Index.
      If the issuer of a basket stock is acquired in a stock-for-stock transaction, the acquiring company will assume the basket stock’s place in the Index, including if the acquirer is already in the basket. Consequently, consolidation among issuers of the basket stocks will result in an increased weighting for the surviving company. This may affect the overall level of the Index, and consequently the calculation of the Monthly Valuation and the Final Reference Level.
Past basket stock performance is no guide to future performance.
      The actual performance of the basket stocks over the life of the notes, as well as the Redemption Amount, may bear little relation to the historical prices of the basket stocks or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the basket stocks.
A decrease in the market price of the basket stocks or any component basket stock may not increase the market value of your notes.
      The market value of your notes may not have a direct relationship with the market price of the basket stocks, and changes in the market price of the basket stocks may not result in a comparable change in the market value of your notes. If the price per any basket stock increases above its price at the Trade Date, the market value of your notes may not decrease. It is also possible for the price of the basket stocks to decrease while the market value of your notes declines.
As calculation agent, Deutsche Bank AG London will have the authority to make determinations that could affect the market value of your notes and the Redemption Amount you receive.
      As calculation agent for your notes, Deutsche Bank AG London will have sole discretion in making various determinations that affect your notes, including the Monthly Valuation, the Final Reference Level, the Redemption Amount, and the existence and effects of Market Disruption Events and Adjustment Events. The exercise of this discretion by Deutsche Bank AG London could adversely affect the value of your notes and may present the agents with a conflict of interest of the kind described below under the heading “There may be conflicts of interest between you and the agents or their affiliates.”
You will have no shareholder rights in the basket stocks.
      Investing in the notes is not equivalent to investing in the basket stocks. Neither you nor any other holder or owner of notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the basket stocks by virtue of your holding notes.
Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Deutsche Bank Securities Inc.) is significantly less than the Face Amount of the notes.
      The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If the agents make a market in the notes, the price quoted by the agents would reflect any changes in market conditions and other relevant factors, and the quoted price could be lower or higher than the original issue price, and may be lower than the value of your notes as determined by reference to pricing models used by the agents.
      If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by the agents. Furthermore, if you are able to sell your notes, you will likely be charged a commission for secondary market transactions, or the price you realize will likely reflect a dealer discount.

      There is no assurance that the agents or any other party will be willing to purchase your notes and, in this regard, the agents are not obligated to make a market in the notes.
The market price of your notes may be influenced by many unpredictable factors.
      The following factors, nearly all of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

•	the market price of the basket stocks at any time,

•	the occurrence of certain events affecting a particular basket stock that may or may not require an adjustment to its weight in the Index,

•	the dividend rate on any of the basket stocks. While dividend payments on the basket stocks, if any, are not paid to holders of the notes, such payments may have an influence on the market price of the basket stocks and therefore on the notes,

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the Reference Exchange in particular,

•	interest and yield rates in the market,

•	the time remaining until your notes mature, and

•	our creditworthiness.
      These factors will influence the price you will receive if you sell your notes prior to maturity. If you sell your notes prior to maturity, you may receive less than the Face Amount of your notes. You cannot predict the future performance of the basket stocks based on their historical performance.
Trading and other transactions by the agents or their affiliates in the basket stocks may impair the value of your notes.
      The agents or one or more of their affiliates may hedge its obligations under the swap that Deutsche Bank AG London expects to enter into with us relating to the notes by purchasing shares in the basket stocks, options or futures on the basket stocks or other instruments linked to the shares in the basket stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Dates. The agents and their affiliates may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to the basket stocks. Any of these hedging activities may adversely affect the market price of the basket stocks and therefore the market value of your notes and the Redemption Amount we will pay on your notes. It is possible that the agents and their affiliates could earn substantial returns with respect to these hedging activities while the value of your notes declines.
      The Agents and their affiliates may also engage in trading in the basket stocks or instruments whose returns are linked to the basket stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of the agents or their affiliates could adversely affect the market price of the basket stocks and, therefore, the market value of your notes and the Redemption Amount we will pay on your notes. We may also issue, and the agents and their affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the market price of the basket stocks. By introducing competing products into the marketplace in this manner, we or the agents or their affiliates could adversely affect the market value of your notes and the Redemption Amount we will pay on your notes.
There may be conflicts of interest between you and the agents or their affiliates.
      As noted above, the agents and their affiliates expect to engage in trading activities related to the basket stocks. These trading activities may present a conflict between your interest in your notes and the interests the agents and their affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the market price of the basket stocks, could be adverse to your interests as a beneficial owner of your notes.
      The agents and their affiliates may, at present or in the future, engage in business with the issuers of some or all of the issuers of the basket stocks, including making loans to or equity investments in those issuers or their affiliates or providing advisory services to issuers of some or all of the basket stocks. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of the agents or an affiliate of the agents and your interests as a beneficial owner of the notes. Moreover, one or more of the agents or their affiliates have published, and in the future expect to publish, research reports with respect to issuers of some or all of the basket stocks. Any of these activities by the agents or any of their affiliates may affect the market price of the basket stocks and, therefore, the market value of your notes and the Redemption Amount we will pay on your notes.
Antidilution protection is limited and adjustments to the terms of the notes may not match actual developments with regard to the basket stocks.
      The calculation agent in its sole discretion will make adjustments to the Initial Reference Level and the Monthly Valuation for certain events affecting the basket stocks, including stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions, including if an issuer of a basket stock or another party makes a partial tender or partial exchange offer for one of the basket stocks. If such a dilution event occurs and the calculation agent is not required to make an adjustment, the value of your notes may be materially and adversely affected. See the definition of “Adjustment Events” above for further details.
We are not responsible for any disclosure by issuers of the basket stocks.
      We are not affiliated with the issuers of the basket stocks. All disclosures contained in this pricing supplement regarding the basket stocks and their issuers are derived from publicly available documents and other publicly available information. We have not participated in the preparation of these documents or made any due diligence inquiry with respect to the basket stocks in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the basket stocks are accurate or complete, and we are not responsible for public disclosure of information by the issuers of the basket stocks, whether contained in filings with the SEC or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the public filings of the issuers of the basket stocks or the market price of the basket stocks (and consequently the Initial Reference Level, the Monthly Valuation and Redemption Amount), will have been publicly disclosed. Subsequent disclosure of any of these events or the disclosure of or failure to disclose material future events concerning the issuers of the basket stocks could affect the value received on any date with respect to your notes and, therefore, the trading prices of your notes. Any prospective purchaser of the notes should undertake an independent investigation of the basket stocks and their issuers in making an informed decision with respect to an investment in the notes.
      The issuers of the basket stocks are not involved in this offering of notes in any way, and have no obligation of any sort with respect to the notes. Thus, the issuers of the basket stocks have no obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuers of the basket stocks in any way.
The Determination Dates and the Maturity Date may be postponed if a Market Disruption Event occurs.
      If the calculation agent in its sole discretion determines that a Market Disruption Event has occurred or is continuing on a Determination Date, that Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the Maturity Date of your notes may be postponed, although not by more than five Business Days. Thus, you may not receive the Redemption Amount until several days after the originally scheduled due date. Moreover, if the Final Reference Level is not available on the final Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent in its sole discretion will nevertheless determine the Final Reference Level based on its assessment, made in its sole discretion, of the value of the basket stocks at that time.
Secondary trading in the notes may be limited.
      The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the agents and their affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the agents or their affiliates.
The notes will be treated as contingent payment debt instruments for U.S. Federal income tax purposes.
      Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments subject to the U.S. Treasury regulations governing contingent payment debt instruments. In such a case, the notes will be considered to be issued with original issue discount for U.S. Federal income tax purposes. Although you will receive no interest payments during the term of the notes, during your ownership of the notes you will be required to include the original issue discount as interest in taxable income, subject to some adjustments, based on the “comparable yield” of the notes. The comparable yield will generally be the rate at which we could issue a fixed rate debt instrument on terms and conditions similar to the notes. See “Taxation in the United States” below and in the accompanying prospectus supplement and prospectus.

ADDITIONAL INFORMATION
Calculation agent
      We have initially appointed Deutsche Bank AG London as calculation agent for the purpose of determining the Final Reference Level and for all calculations and determinations regarding Market Disruption Events, Adjustment Events, the Monthly Valuation and the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent will be final and binding on us and you.
      The calculation agent will, as soon as practicable after receipt of any written request to do so, advise an investor of any determination made by it on or before the date of receipt of that request. The calculation agent will make available for inspection by investors copies of any of these determinations. Upon request, the calculation agent will also provide a written statement to an investor showing how the Redemption Amount per $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Deutsche Bank AG London
60 Wall Street, 4th Floor
New York, NY 10005
Attn: GED Trading
Telephone No. +1 212 250 4942
Facsimile No. +1 212 797 9365
Hypothetical examples
      The following tables set out the total return to maturity of a note, based on the assumptions outlined below and several hypothetical Final Reference Levels. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Final Reference Levels could have on the Redemption Amount, assuming all other variables remain constant.
      The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. The information in the tables also reflects a hypothetical Initial Reference Level of 100.00. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.
      The tables below assume no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket stocks.
      The market price of the basket stocks has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the basket stocks over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical prices of the basket stocks set forth elsewhere in this pricing supplement. For information about the price of the basket stocks during recent periods, see “Basket Stocks” below.
      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the final Determination Date, assuming a hypothetical Initial Reference Level of 100.00.

		Redemption Amount
		in dollars and as a
	Percentage appreciation	percentage of
	or depreciation between	Face Amount
	the Initial Reference Level
Final Reference Level on the final Determination Date	and the Final Reference Level	$	%

50.00	-50%	$1,500.00	150.0%
55.00	-45%	$1,450.00	145.0%
60.00	-40%	$1,400.00	140.0%
65.00	-35%	$1,350.00	135.0%
70.00	-30%	$1,300.00	130.0%
75.00	-25%	$1,250.00	125.0%
80.00	-20%	$1,200.00	120.0%
85.00	-15%	$1,150.00	115.0%
90.00	-10%	$1,100.00	110.0%
95.00	-5%	$1,050.00	105.0%
100.00	0%	$1,000.00	100.0%
105.00	5%	$1,000.00	100.0%
110.00	10%	$1,000.00	100.0%
115.00	15%	$1,000.00	100.0%
120.00	20%	$1,000.00	100.0%
125.00	25%	$1,000.00	100.0%
130.00	30%	$1,000.00	100.0%
135.00	35%	$1,000.00	100.0%
140.00	40%	$1,000.00	100.0%
145.00	45%	$1,000.00	100.0%
150.00	50%	$1,000.00	100.0%
Same-day funds settlement and payment
      The initial settlement for the notes and all cash payments in respect of the notes will be made in immediately available funds.
      Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE BASKET STOCKS
General
      Unless otherwise stated, all information contained herein regarding the basket stocks and their issuers is derived from publicly available sources and is provided for informational purposes only.
      All the issuers of the basket stocks are registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC by the issuers of the basket stocks pursuant to the Exchange Act can be located by reference to their respective SEC file numbers, set forth below.
      In addition, information regarding the issuers of the basket stocks may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
      Accredited Home Lenders Holding Co. is a nationwide mortgage banking company that originates, finances, securitizes, services and sells non-prime mortgage loans secured by residential real estate. It focuses on borrowers who may not meet conforming underwriting guidelines because of higher loan-to-value ratios, the nature or absence of income documentation, limited credit histories, high levels of consumer debt or past credit difficulties. Its SEC file number is 001-32275.
      Beazer Homes USA, Inc. designs, sells and builds primarily single-family homes in selected locations within the United States. Its SEC file number is 001-12822.
      Centex Corporation’s principal operations are focused on residential and commercial construction and related activities, including mortgage financing. As of March 31, 2005, its subsidiary companies operated in three principal business segments: Home Building, Financial Services and Construction Services. Its SEC file number is 001-06776.
      Countrywide Financial Corporation is a diversified financial services holding company engaged primarily in residential mortgage banking and related businesses. It manages its business through five operating segments — Mortgage Banking, Banking, Capital Markets, Insurance and Global Operations. Its SEC file number is 001-12331-01.
      D.R. Horton, Inc. is a national homebuilder. It constructs and sells high quality single-family homes, designed principally for first-time and move-up homebuyers, through its operating divisions in 21 states and 63 metropolitan markets of the United States. Its SEC file number is 001-14122.
      Fidelity National Financial, Inc. is the largest title insurance company in the United States. It is also a leading provider of technology solutions, processing services, and information services to the financial services and real estate industries. Its SEC file number is 001-09396.
      Golden West Financial Corporation is a savings and loan holding company, the principal business of which is the operation of a savings bank business through its wholly owned federally chartered savings bank subsidiary, World Savings Bank, FSB. Its SEC file number is 001-04629.
      Hovnanian Enterprises, Inc. designs, constructs, markets and sells single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments and is one of the largest builders of residential homes in the United States. Its SEC file number is 001-08551.

      IndyMac Bancorp, Inc. is the holding company for IndyMac Bank, F.S.B., a Federal Deposit Insurance Corporation insured savings and loan association. IndyMac Bank is the largest savings and loan headquartered in Los Angeles County, California and the 10th largest in the United States, based on assets. IndyMac is in the business of designing, manufacturing, and distributing cost-efficient financing for the acquisition, development, and improvement of single-family homes. IndyMac also provides financing secured by single-family homes to facilitate consumers’ personal financial goals, and strategically invests in single-family related assets. Its SEC file number is 001-08972.
      KB Home is one of America’s leading homebuilders with domestic operations in the following regions and states: West Coast — California; Southwest — Arizona, Nevada, New Mexico; Central — Colorado, Illinois, Indiana and Texas; and Southeast — Florida, Georgia, North Carolina and South Carolina. Kaufman & Broad S.A., its publicly-traded subsidiary, is one of the largest homebuilders in France based on revenues. It also provides mortgage banking services to the majority of its domestic homebuyers through its wholly-owned subsidiary, KB Home Mortgage Company. Its SEC file number is 001-09195.
      Lennar Corp. is one of the largest homebuilders in the United States and a provider of financial services. Its homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through unconsolidated entities in which it has investments. Its financial services operations provide mortgage financing, title insurance, closing services and insurance agency services. Its SEC file number is 001-11749.
      MGIC Investment Corporation is a holding company which, through its wholly owned subsidiary Mortgage Guaranty Insurance Corporation, is the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. Its SEC file number is 001-10816.
      Meritage Homes Corporation is a leading designer and builder of single-family homes in the states of Texas, Arizona, California and Nevada. It focuses on providing a broad range of first-time, move-up and luxury homes to a targeted customer base. Its SEC file number is 001-09977.
      The PMI Group, Inc. is an international provider of credit enhancement as well as other products and services that promote homeownership and facilitate mortgage transactions in the capital markets. It offers mortgage insurance products in the United States that enable borrowers to buy homes with low down-payment mortgages. Its SEC file number is 001-13664.
      Pulte Homes, Inc. is a publicly held holding company whose subsidiaries engage in the homebuilding and financial services businesses. Its direct subsidiaries include Pulte Diversified Companies, Inc., Del Webb Corporation and other subsidiaries engaged in the homebuilding business. Its SEC file number is 001-09804.
      Radian Group Inc. is a credit enhancement provider to the global financial and capital markets. Its subsidiaries provide products and services through three primary business lines: mortgage insurance, financial guaranty and other financial services. Its SEC file number is 001-11356.
      The Ryland Group, Inc. is headquartered in Southern California and is one of the largest homebuilders in the United States and a leading mortgage-finance company. Its SEC file number is 001-08029.
      Standard Pacific Corp. is a leading geographically diversified builder of single-family attached and detached homes. It constructs homes within a wide range of price and size targeting a broad range of homebuyers. It has operations in major metropolitan areas in California, Texas, Arizona, Colorado, Florida and the Carolinas. Its SEC file number is 001-10959.
      The St. Joe Company is one of Florida’s largest real estate operating companies and is a large private landowner in the State of Florida. The majority of its land is located in Northwest Florida. It is engaged in town and resort development, commercial and industrial development, land sales, and commercial real estate services. It also has significant interests in timber. Its SEC file number is 001-10466.
      Toll Brothers, Inc. designs, builds, markets and arranges financing for single-family detached and attached homes in luxury residential communities. It caters to move-up, empty-nester, active-adult age-

qualified and second home buyers in 20 states in six regions of the United States. Its SEC file number is 001-09186.
      This pricing supplement relates only to the notes offered hereby and does not relate to the basket stocks. We have derived all disclosures contained in this pricing supplement regarding the basket stocks and their issuers from the publicly available documents described in the preceding paragraphs. Neither we nor the agents nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the basket stocks and their issuers in connection with the offering of the notes. Neither we nor the agents nor their affiliates make any representation that such publicly available documents or any other publicly available information regarding the basket stocks and their issuers are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the basket stocks (and therefore the Initial Reference Level, the Monthly Valuations and the Redemption Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the basket stocks and their issuers could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the basket stocks and their issuers after the date of this pricing supplement.
      Neither we nor any of our affiliates makes any representation to you as to the performance of the basket stocks. As a prospective purchaser of notes, you should undertake such independent investigation of the issuers or the basket stocks as in your judgment is appropriate to make an informed decision with respect to an investment in the basket stocks.
Historical Performance
      The basket stocks are traded on either the NYSE or the NASDAQ. The following table sets for the published intra-day high, low and closing prices of the basket stocks since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.
      Any historical upward or downward trend in the price of the basket stocks during any period shown below is not an indication that the price of the basket stocks is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of the basket stocks. We cannot assure you that the future performance of the basket stocks will result in your receiving the Face Amount of your notes or more on the Maturity Date. The actual performance of the basket stocks over the life of the notes may bear little relation to the historical levels shown below.
Accredited Home Lenders Holding Co. (NASDAQ symbol: LEND)

Date	Closing Price	High	Low	Date	Closing Price

03/31/2003	8.89	8.95	6.99	12/02/2005	43.52
06/30/2003	19.21	26.15	8.79	12/05/2005	42.77
09/30/2003	21.71	23.50	14.25	12/06/2005	43.24
12/31/2003	30.60	33.74	21.07	12/07/2005	42.29
03/31/2004	39.40	43.25	29.13	12/08/2005	41.70
06/30/2004	28.15	39.90	24.71	12/09/2005	43.51
09/30/2004	38.52	42.02	25.50
12/31/2004	49.68	50.49	32.92
03/31/2005	36.23	50.75	33.60
06/30/2005	44.00	46.00	34.29
09/30/2005	35.16	49.27	34.31
12/09/2005	43.51	46.98	31.36

Beazer Homes USA, Inc. (NYSE symbol: BZH)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	20.20	23.47	17.13	12/02/2005	70.80
03/31/2003	19.60	21.31	17.50	12/05/2005	71.10
06/30/2003	27.83	31.63	19.39	12/06/2005	71.25
09/30/2003	28.13	29.31	25.19	12/07/2005	68.25
12/31/2003	32.55	36.53	27.80	12/08/2005	69.04
03/31/2004	35.30	37.66	29.42	12/09/2005	68.50
06/30/2004	33.44	35.70	29.72
09/30/2004	35.63	36.62	28.81
12/31/2004	48.74	49.46	32.55
03/31/2005	49.86	58.83	44.67
06/30/2005	57.15	60.71	43.99
09/30/2005	58.67	67.50	55.05
12/09/2005	68.50	73.79	51.90
Centex Corporation (NYSE symbol: CTX)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	22.37	23.48	17.07	12/02/2005	73.86
03/31/2003	24.23	25.66	21.52	12/05/2005	72.92
06/30/2003	34.67	38.99	23.87	12/06/2005	72.97
09/30/2003	35.12	37.42	32.07	12/07/2005	70.48
12/31/2003	48.55	51.00	34.77	12/08/2005	70.98
03/31/2004	54.06	58.40	43.59	12/09/2005	70.97
06/30/2004	45.75	54.77	43.31
09/30/2004	50.46	51.96	39.94
12/31/2004	59.58	59.98	45.44
03/31/2005	57.27	66.28	54.60
06/30/2005	70.67	73.11	55.10
09/30/2005	64.58	79.66	61.58
12/09/2005	70.97	76.44	58.13
Countrywide Financial Corp. (NYSE symbol: CFC)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	12.91	13.25	10.58	12/02/2005	34.73
03/31/2003	14.38	14.68	12.62	12/05/2005	34.61
06/30/2003	17.39	19.69	14.43	12/06/2005	35.20
09/30/2003	19.57	19.83	15.88	12/07/2005	34.92
12/31/2003	25.28	27.27	19.38	12/08/2005	35.05
03/31/2004	31.97	32.43	23.01	12/09/2005	34.95
06/30/2004	35.13	36.27	27.20
09/30/2004	39.39	39.90	32.75
12/31/2004	37.01	39.93	30.30
03/31/2005	32.46	38.65	31.13
06/30/2005	38.61	40.31	30.54
09/30/2005	32.98	39.64	32.35
12/09/2005	34.95	36.75	29.34

D.R. Horton, Inc. (NYSE symbol: DHI)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	8.68	10.51	8.02	12/02/2005	36.52
03/31/2003	9.60	10.23	8.48	12/05/2005	36.32
06/30/2003	14.05	16.15	9.48	12/06/2005	36.40
09/30/2003	16.35	16.64	13.41	12/07/2005	35.06
12/31/2003	21.63	22.69	16.30	12/08/2005	35.81
03/31/2004	26.57	27.38	18.50	12/09/2005	35.44
06/30/2004	21.30	26.96	18.47
09/30/2004	24.83	25.75	18.58
12/31/2004	30.23	31.41	20.40
03/31/2005	29.24	34.58	27.44
06/30/2005	37.61	39.20	26.83
09/30/2005	36.22	42.82	33.34
12/09/2005	35.44	37.40	28.78
Fidelity National Financial, Inc. (NYSE symbol: FNF)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	21.54	22.30	17.50	12/02/2005	38.40
03/31/2003	22.41	22.96	20.02	12/05/2005	38.74
06/30/2003	25.23	27.07	22.03	12/06/2005	38.58
09/30/2003	24.66	28.60	22.84	12/07/2005	38.57
12/31/2003	31.81	31.90	23.75	12/08/2005	37.64
03/31/2004	35.73	36.09	30.96	12/09/2005	37.42
06/30/2004	33.69	37.62	29.73
09/30/2004	34.38	35.18	31.84
12/31/2004	41.21	41.24	29.87
03/31/2005	29.72	42.41	27.39
06/30/2005	32.20	33.37	27.12
09/30/2005	40.17	40.34	32.09
12/09/2005	37.42	41.11	35.50
Golden West Financial Corp. (NYSE symbol: GDW)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	35.91	36.88	28.57	12/02/2005	64.82
03/31/2003	35.97	38.20	34.32	12/05/2005	64.94
06/30/2003	40.01	42.75	36.00	12/06/2005	66.09
09/30/2003	44.76	45.25	39.51	12/07/2005	65.75
12/31/2003	51.60	51.98	44.04	12/08/2005	65.26
03/31/2004	55.98	58.46	49.13	12/09/2005	65.27
06/30/2004	53.18	56.75	48.93
09/30/2004	55.48	57.99	50.40
12/31/2004	61.42	62.58	53.35
03/31/2005	60.50	66.94	58.06
06/30/2005	64.38	66.97	59.03
09/30/2005	59.39	69.49	57.85
12/09/2005	65.27	67.87	55.40

Hovnanian Enterprises, Inc. (NYSE symbol: HOV)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	15.85	20.10	14.56	12/02/2005	50.70
03/31/2003	17.28	18.17	14.08	12/05/2005	50.71
06/30/2003	29.48	35.25	17.13	12/06/2005	50.53
09/30/2003	32.19	33.75	23.58	12/07/2005	48.73
12/31/2003	43.53	48.49	31.95	12/08/2005	48.77
03/31/2004	43.15	46.30	35.39	12/09/2005	49.20
06/30/2004	34.71	43.72	30.77
09/30/2004	40.10	42.17	29.01
12/31/2004	49.52	50.24	33.78
03/31/2005	51.00	59.55	44.95
06/30/2005	65.20	69.70	47.40
09/30/2005	51.20	73.40	48.90
12/09/2005	49.20	52.00	42.50
IndyMac Bancorp, Inc. (NYSE symbol: NDE)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	18.49	20.20	16.14	12/02/2005	39.04
03/31/2003	19.45	20.51	17.65	12/05/2005	39.70
06/30/2003	25.42	26.96	19.00	12/06/2005	39.46
09/30/2003	23.17	27.33	21.17	12/07/2005	39.10
12/31/2003	29.79	31.97	23.20	12/08/2005	38.11
03/31/2004	36.29	36.86	29.30	12/09/2005	38.86
06/30/2004	31.60	37.44	29.21
09/30/2004	36.20	37.01	30.83
12/31/2004	34.45	38.10	30.87
03/31/2005	34.00	39.15	32.83
06/30/2005	40.73	43.44	33.04
09/30/2005	39.58	46.25	37.40
12/09/2005	38.86	40.25	34.40
KB Home (NYSE symbol: KBH)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	21.43	25.73	19.82	12/02/2005	71.20
03/31/2003	22.73	24.50	21.21	12/05/2005	71.07
06/30/2003	30.99	35.78	22.15	12/06/2005	70.65
09/30/2003	29.83	33.30	26.94	12/07/2005	68.27
12/31/2003	36.26	37.48	29.55	12/08/2005	69.02
03/31/2004	40.40	40.95	32.23	12/09/2005	69.25
06/30/2004	34.32	40.70	30.14
09/30/2004	42.25	43.30	30.64
12/31/2004	52.20	53.76	37.57
03/31/2005	58.73	63.19	49.25
06/30/2005	76.23	82.90	54.21
09/30/2005	73.20	85.45	69.12
12/09/2005	69.25	74.25	60.82

Lennar Corp. (NYSE symbol: LEN)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	23.47	27.25	21.97	12/02/2005	58.91
03/31/2003	24.36	26.17	21.93	12/05/2005	58.13
06/30/2003	35.75	40.81	24.02	12/06/2005	58.36
09/30/2003	38.90	39.45	31.15	12/07/2005	56.58
12/31/2003	48.00	50.90	38.72	12/08/2005	57.35
03/31/2004	54.03	56.98	42.55	12/09/2005	57.80
06/30/2004	44.72	54.77	41.33
09/30/2004	47.60	48.75	40.30
12/31/2004	56.68	57.20	41.37
03/31/2005	56.68	62.49	52.38
06/30/2005	63.45	65.30	50.30
09/30/2005	59.76	68.86	53.39
12/09/2005	57.80	62.30	52.34
MGIC Investment Corp. (NYSE symbol: MTG)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	41.30	48.52	33.60	12/02/2005	66.17
03/31/2003	39.27	47.74	35.30	12/05/2005	65.67
06/30/2003	46.64	57.75	38.99	12/06/2005	65.99
09/30/2003	52.07	58.77	46.08	12/07/2005	65.45
12/31/2003	56.94	58.18	49.13	12/08/2005	64.70
03/31/2004	64.23	70.80	56.20	12/09/2005	64.51
06/30/2004	75.86	76.99	63.90
09/30/2004	66.55	78.95	63.15
12/31/2004	68.91	69.94	60.00
03/31/2005	61.67	70.00	59.98
06/30/2005	65.22	66.48	56.93
09/30/2005	64.20	70.99	60.56
12/09/2005	64.51	67.75	56.70
Meritage Homes Corporation (NYSE symbol: MTH)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	16.83	21.10	14.45	12/02/2005	68.52
03/31/2003	16.77	18.93	14.50	12/05/2005	67.49
06/30/2003	24.63	26.90	16.53	12/06/2005	68.24
09/30/2003	23.63	27.30	21.01	12/07/2005	66.70
12/31/2003	33.16	34.80	23.53	12/08/2005	67.82
03/31/2004	37.13	39.83	29.56	12/09/2005	68.25
06/30/2004	34.40	37.35	29.46
09/30/2004	39.30	39.81	29.54
12/31/2004	56.35	57.17	35.80
03/31/2005	58.92	76.62	53.42
06/30/2005	79.50	85.00	58.54
09/30/2005	76.66	96.50	72.06
12/09/2005	68.25	78.27	57.29

The PMI Group, Inc. (NYSE symbol: PMI)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	30.04	33.15	24.82	12/02/2005	40.87
03/31/2003	25.55	32.25	24.03	12/05/2005	40.93
06/30/2003	26.84	31.90	25.56	12/06/2005	40.75
09/30/2003	33.75	36.21	26.85	12/07/2005	40.82
12/31/2003	37.23	39.38	33.79	12/08/2005	40.70
03/31/2004	37.36	41.72	35.82	12/09/2005	40.93
06/30/2004	43.52	45.00	37.40
09/30/2004	40.58	44.34	38.04
12/31/2004	41.75	42.10	36.11
03/31/2005	38.01	42.09	37.15
06/30/2005	38.98	39.37	34.25
09/30/2005	39.87	42.37	37.89
12/09/2005	40.93	41.59	36.65
Pulte Homes, Inc. (NYSE symbol: PHM)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	11.97	12.47	9.05	12/02/2005	42.51
03/31/2003	12.54	13.29	11.36	12/05/2005	42.47
06/30/2003	15.42	18.00	12.33	12/06/2005	42.34
09/30/2003	17.00	17.44	14.49	12/07/2005	40.53
12/31/2003	23.41	24.71	16.86	12/08/2005	40.85
03/31/2004	27.80	29.08	20.00	12/09/2005	40.71
06/30/2004	26.02	28.25	22.38
09/30/2004	30.69	32.04	24.44
12/31/2004	31.90	32.50	23.73
03/31/2005	36.82	39.95	30.01
06/30/2005	42.13	43.85	33.83
09/30/2005	42.92	48.23	40.79
12/09/2005	40.71	43.55	34.25
Radian Group, Inc. (NYSE symbol: RDN)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	37.15	42.00	29.40	12/02/2005	56.60
03/31/2003	33.38	41.60	30.02	12/05/2005	56.57
06/30/2003	36.65	42.65	33.04	12/06/2005	56.16
09/30/2003	44.40	49.15	36.52	12/07/2005	56.75
12/31/2003	48.75	53.34	44.90	12/08/2005	56.55
03/31/2004	42.60	52.24	40.95	12/09/2005	56.20
06/30/2004	47.90	49.75	42.55
09/30/2004	46.23	49.73	43.38
12/31/2004	53.24	54.94	42.30
03/31/2005	47.74	53.36	46.15
06/30/2005	47.22	48.08	42.90
09/30/2005	53.10	54.58	46.73
12/09/2005	56.20	57.05	47.40

The Ryland Group, Inc. (NYSE symbol: RYL)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	16.68	22.00	15.50	12/02/2005	72.49
03/31/2003	21.60	22.41	16.64	12/05/2005	72.97
06/30/2003	34.70	39.00	21.35	12/06/2005	73.35
09/30/2003	36.56	39.50	31.34	12/07/2005	71.40
12/31/2003	44.32	47.15	36.33	12/08/2005	72.27
03/31/2004	44.42	46.74	35.18	12/09/2005	71.90
06/30/2004	39.10	44.83	35.62
09/30/2004	46.33	47.30	34.40
12/31/2004	57.54	58.25	42.18
03/31/2005	62.02	71.90	53.71
06/30/2005	75.87	78.50	57.63
09/30/2005	68.42	83.25	65.76
12/09/2005	71.90	77.33	60.89
Standard Pacific Corp. (NYSE symbol: SPF)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	12.38	13.13	9.93	12/02/2005	38.01
03/31/2003	12.76	13.68	11.83	12/05/2005	37.51
06/30/2003	16.58	19.01	12.63	12/06/2005	37.67
09/30/2003	18.95	19.40	15.96	12/07/2005	36.50
12/31/2003	24.28	25.75	18.88	12/08/2005	36.90
03/31/2004	30.00	30.80	21.81	12/09/2005	36.61
06/30/2004	24.65	30.40	22.33
09/30/2004	28.19	28.64	22.44
12/31/2004	32.07	32.62	24.77
03/31/2005	36.10	41.19	29.75
06/30/2005	43.98	45.73	32.33
09/30/2005	41.51	49.70	38.18
12/09/2005	36.61	42.56	34.58
The St. Joe Company (NYSE symbol: JOE)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	30.00	30.19	24.69	12/02/2005	67.60
03/31/2003	27.20	30.74	26.19	12/05/2005	65.88
06/30/2003	31.20	31.58	27.04	12/06/2005	66.49
09/30/2003	32.08	35.01	31.01	12/07/2005	65.41
12/31/2003	37.29	38.60	32.05	12/08/2005	66.55
03/31/2004	40.69	41.99	36.39	12/09/2005	66.94
06/30/2004	39.70	42.27	35.06
09/30/2004	47.77	49.08	39.38
12/31/2004	64.20	64.75	46.97
03/31/2005	67.30	75.90	60.21
06/30/2005	81.54	83.52	64.31
09/30/2005	62.45	85.25	59.79
12/09/2005	66.94	69.24	58.50

Toll Brothers, Inc. (NYSE symbol: TOL)

Date	Closing Price	High	Low	Date	Closing Price

12/31/2002	10.10	11.66	8.88	12/02/2005	35.63
03/31/2003	9.65	10.96	8.82	12/05/2005	35.46
06/30/2003	14.16	16.07	9.46	12/06/2005	35.36
09/30/2003	15.21	15.78	12.83	12/07/2005	34.30
12/31/2003	19.88	21.50	15.05	12/08/2005	35.55
03/31/2004	22.72	24.15	17.70	12/09/2005	35.20
06/30/2004	21.16	22.96	18.15
09/30/2004	23.17	24.02	18.55
12/31/2004	34.31	34.48	20.62
03/31/2005	39.43	45.60	32.63
06/30/2005	50.78	53.73	36.05
09/30/2005	44.67	58.67	41.08
12/09/2005	35.20	44.71	33.03
      The following table shows the historical closing values for a basket composed of the basket stocks, assuming an initial value of 100.00 on December 31, 2003 and an equal weighting of each basket stock in the basket.

Historical performance of the basket of basket stocks
Date	Value at closing

03/31/2003	100.00
06/30/2003	136.62
09/30/2003	146.88
12/31/2003	185.94
03/31/2004	210.15
06/30/2004	189.88
09/30/2004	213.02
12/31/2004	255.25
03/31/2005	250.54
06/30/2005	301.82
09/30/2005	279.64
12/09/2005	278.73
TAXATION IN THE UNITED STATES
      The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States”. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.
      The characterization of the notes for U.S. Federal income tax purposes is not certain. As a result, some aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (IRS) with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments (CPDI) subject to the U.S. Treasury regulations governing CPDIs (CPDI Regulations) and, unless otherwise indicated, the discussion below assumes this to be the case. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. Prospective holders should consult their own tax advisers as to the proper characterizations and treatment of the notes for U.S. Federal income tax purposes.

Tax Consequences to U.S. Holders
Accruals of Interest
      For U.S. Federal income tax purposes, the notes will be treated as debt instruments subject to the CPDI Regulations which would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require you to apply the “non-contingent bond method”. As generally described below, the non-contingent bond method requires a U.S. holder (as defined in the prospectus) to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. holder’s method of tax accounting and whether such U.S. holder has received any interest payments in that year. Under the non-contingent bond method, for each accrual period prior to and including the Maturity Date of the notes, the amount of interest that accrues, as original issue discount (OID), equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and you must include such amounts as ordinary interest income for each day in the accrual period on which you have held the notes. The “adjusted issue price” for purposes of the non-contingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that we would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also under the non-contingent bond method of the CPDI Regulations, we would be required, solely for U.S. Federal income tax purposes, to provide a schedule (Schedule) of the projected amounts of payments (Projected Payments) on the notes. The Schedule must produce the comparable yield.
      The comparable yield and the Schedule are used to determine accruals of OID for tax purposes only and are not assurances or predictions with respect to the actual yield of, or payment to be made in respect of, a note. The comparable yield and the Schedule do not necessarily represent our expectations of regarding such yield, and the amount and timing of such payment.
      Generally, if during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the notes for that taxable year (including, in the case of the taxable year which includes the Maturity Date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce your interest income with respect to the notes for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments).
Sale, Exchange, Retirement or other Disposition of Notes
      Generally, upon the sale, exchange or retirement or other disposition of notes, you will recognize gain or loss equal to the difference between the amount realized and your adjusted basis (as determined below) in such notes. Any gain will be treated as ordinary interest income. Generally, any loss will be treated as ordinary loss to the extent your total OID inclusions exceed the total net negative adjustments (if any) that you took into account as an ordinary loss. The remaining loss (if any) will be a capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses.

      In determining the amount realized with respect to notes held to maturity, you will be treated as receiving the projected amount of any contingent payment due at maturity for such notes, If the amount received is different from the Projected Payment, the amount realized by you at maturity will be reduced by any net negative adjustment carryforwards. With respect to any unscheduled retirement of notes, your amount realized will equal the amount paid by us with respect to the notes retired.
      Your adjusted basis in notes will equal (1) your initial basis in notes determined by the cost of such notes, (2) increased by the OID accrued on the notes based on the non-contingent bond method described above (and without regard to any positive or negative adjustments), and (3) reduced by any non-contingent payment and the projected amount (as opposed to the actual amount) of any contingent payment previously made on such notes. Special rules apply to the purchase of CPDIs at a discount or premium and prospective investors acquiring the notes with such discount or premium, if any, should consult with their own tax advisers regarding such discount or premium. The application of the CPDI Regulations to the notes is complex. Prospective investors should consult with their own tax adviser regarding the applicability and consequences of the CPDI Regulations with respect to the notes.
SUPPLEMENTAL PLAN OF DISTRIBUTION
      The notes are being purchased by Deutsche Bank Securities Inc. and Deutsche Bank AG London (the agents) as principal, pursuant to a terms agreement dated as of [       ●       ], 2005 between the agents and us. The agents have agreed to pay our out-of-pocket expenses of the issue of the notes.
      From time to time, the agents and their affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the agents (or their affiliates) are our swap counterparties for a hedge of our obligation under the notes.
      The notes being sold by GunnAllen Financial, Inc. are being acquired by them from Deutsche Bank Securities Inc., pursuant to a dealer agreement between them, at the issue price to public less the discounts and commissions shown on the cover page hereof.